Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
SELECT FINANCIAL AND OPERATING INFORMATION
(stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except per share/unit amounts)	2010	2009	% Change	2010	2009	% Change

Revenue	$359,152	$253,337	41.8	$994,116	$911,379	9.1
EBITDA(1)	112,597	85,739	31.3	289,994	314,386	(7.8)
Net earnings	61,078	71,696	(14.8)	56,548	186,588	(69.7)
Cash provided by operations	67,575	19,948	238.8	230,203	434,098	(47.0)
Capital spending:
Upgrade capital expenditures	29,323	4,020	629.4	50,714	21,820	132.4
Expansion capital expenditures	6,463	10,178	(36.5)	14,239	157,623	(91.0)
Proceeds on sale	(2,072)	(2,428)	(14.7)	(9,371)	(10,257)	(8.6)
Net capital spending	33,714	11,770	186.4	55,582	169,186	(67.1)

Distributions declared	–	–	–	–	6,408	(100.0)
Net earnings – per share/unit:
Basic	0.22	0.26	(15.4)	0.21	0.77	(72.7)
Diluted	0.21	0.25	(16.0)	0.20	0.75	(73.3)
Distributions declared per share/unit	$–	$–		$–	$0.04	(100.0)

Contract drilling rig fleet	353	390	(9.5)	353	390	(9.5)
Drilling rig utilization days:
Canada	7,557	4,653	62.4	21,446	14,634	46.5
United States	8,512	4,835	76.0	23,535	16,773	40.3
International	145	176	(17.6)	480	538	(10.8)
Service rig fleet	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	70,265	49,581	41.7	195,277	147,253	32.6

(1) EBITDA is a Non-GAAP measure and is defied as earnings before interest, taxes, depreciation and amortization and foreign exchange. See “NON-GAAP MEASURES”.

FINANCIAL POSITION AND RATIOS
	September 30,	December 31,	September 30,
(stated in thousands of Canadian dollars, except ratios)	2010	2009	2009
Working capital	$392,057	$320,860	$279,201
Working capital ratio	3.4	3.5	2.5
Long-term debt(1)	$679,291	$748,725	$795,560
Total long-term financial liabilities	$704,802	$775,418	$822,554
Total assets	$4,188,496	$4,191,713	$4,360,861
Long-term debt to long-term debt plus equity ratio(1)	0.21	0.22	0.23
(1) Excludes current portion of long-term debt and is net of unamortized debt issue costs.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N    1

Precision Drilling Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS

On June 1, 2010, as the result of a Plan of Arrangement approved by the holders of trust units of Precision Drilling Trust (the “Trust”) and the holders of Class B limited partnership units of Precision Drilling Limited Partnership on May 11, 2010 the Trust converted from an open-ended income trust to a corporation, “Precision Drilling Corporation”. Precision Drilling Corporation as the successor in interest to the Trust was accounted for as a continuity of interest whereby the consolidated financial statements for the three month and nine month periods ended September 30, 2010 and comparables for the three month and nine month periods ended September 30, 2009 reflect the financial position, earning results and cash flows as if Precision Drilling Corporation had always carried on the business formerly carried on by the Trust. Throughout this news release, references made to cash distributions reflect the business of the Trust that occurred prior to conversion from an open-ended income trust to a corporation.

Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2010 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at October 19, 2010 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Trust’s 2009 Annual Report, Annual Information Form, the unaudited September 30, 2010 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 16 of this report.

Revenue for the third quarter of 2010 totaled $359 million compared to $253 million for the same period of 2009. Precision reported net earnings of $61 million or $0.21 per diluted share for the three months ended September 30, 2010 compared to net earnings of $72 million or $0.25 per diluted share for the third quarter of 2009. The results for the third quarter of 2010 include a foreign exchange gain of $18 million while the third quarter of 2009 included a foreign exchange gain of $63 million.

The 42% increase in revenue for the third quarter of 2010 over the prior year was due to the year-over-year increase in utilization days both in Canada and the United States. The mix of drilling rigs working under term contracts and well-towell contracts moved average pricing slightly higher in the United States during the quarter over the previous quarter. Revenue in Precision’s Contract Drilling Services segment increased by 41% while revenue increased 43% in the Canadian based Completion and Production Services segment in the third quarter of 2010 compared to the prior year quarter.

Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $113 million for the third quarter of 2010 compared to EBITDA of $86 million for the third quarter of 2009. EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”) see “Non-GAAP Measures” in this report. The increase in EBITDA between the two years is due to the increase in drilling activity. EBITDA margin was 31% for the third quarter of 2010 compared to 34% for the same period in 2009. The three percentage point decline in EBITDA margin was primarily attributable to fewer idle but contracted rig days in the third quarter of 2010 versus the prior year period and a lower term contract mix. Precision’s term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

2    M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Revenue for the second quarter of 2010 was $262 million and EBITDA totaled $59 million. Third quarter 2010 revenue and EBITDA were higher than the second quarter of 2010 due to the seasonality of oilfield service activity in Canada known as “spring break-up” that takes place during the second quarter. This is a time in Canada in which drilling rigs cannot change locations due to road conditions and normally occurs in March to June of each year.

For the nine months ended September 30, 2010, Precision reported net earnings of $57 million or $0.20 per diluted share compared to net earnings of $187 million or $0.75 per diluted share for the same period of 2009. Revenue for the nine months ended September 30, 2010 was $994 million compared to $911 million for the corresponding period of 2009. EBITDA totaled $290 million for the nine months ended September 30, 2010 compared to $314 million for the same period of 2009. Higher activity levels in 2010 were offset by lower average drilling revenue per day in the Corporation’s operating areas. Results for the nine months ended September 30, 2010 include a foreign exchange gain of $12 million as compared to a foreign exchange gain of $105 million for the same period of 2009.

In the Contract Drilling Services segment, Precision currently owns 353 contract drilling rigs, including 202 in Canada, 148 in the United States and three rigs in international locations and 84 drilling rig camps. Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 79 water treatment units and a broad mix of rental equipment.

During the quarter an average of 82 drilling rigs worked in Canada and 94 in the United States and Mexico totaling an average of 176 rigs working. This compares with an average of 130 rigs working in the second quarter of 2010 and 106 rigs in the third quarter a year ago.

Precision’s priorities for 2010 are threefold. The first is to continue to deliver the High Performance High Value level of services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation. Second, Precision continues to improve its balance sheet, which provides financial flexibility and liquidity to be able to seize market opportunities, our third priority. To that end, during 2010 Precision has repaid its debt by $104 million and reduced the overall effective interest rate on its debt to approximately 7%. Additionally, Precision’s 2010 new rig build program currently stands at nine rigs. From the previously announced capital expenditure plan of $189 million, Precision is planning an additional $29 million for 2010 for North American and international rig and asset upgrades to meet customers’ needs. Total capital spending for 2010 is now estimated at $218 million with an additional $82 million to be spent in 2011 for the new-rig builds.

Drilling in Canada for 2010 to date is outpacing the drilling activity of 2009 because of oil related drilling activity. In the United States, the industry and Precision have experienced improving utilization as customer spending has increased due principally to higher oil prices.

Oil and natural gas prices during the third quarter of 2010 were higher than a year ago. For the third quarter of 2010 AECO natural gas spot prices averaged $4.21 per MMBtu, 44% higher than the third quarter 2009 average of $2.93 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.28 per MMBtu in the third quarter of 2010, an increase of 36% over the third quarter 2009 average of US$3.15 per MMBtu. West Texas Intermediate crude oil averaged US$75.97 per barrel during the quarter, 11% higher when compared to US$68.18 per barrel in the same period in 2009.

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Summary for the three months ended September 30, 2010:

•
Precision continues to have a strong balance sheet. As at September 30, 2010 Precision had a debt to capitalization ratio of 0.21, a cash balance of $209 million and, in combination with $436 million availability under its revolving credit facility and demand operating lines, continued to carry ample liquidity.

•
Operating earnings were $65 million and 18% of revenue, compared to $55 million and 22% of revenue in 2009. Operating earnings were positively impacted by the increase in activity in most of Precision’s service offerings over the same period in 2009.

•	Financial charges were $22 million, a decrease of $8 million due to the reduction in long-term debt over the prior year period.

•
The majority of Precision’s credit facilities are denominated in U.S. dollars. During the quarter, the Canadian dollar strengthened in relation to the U.S. dollar giving rise to unrealized translation gains which accounted for most of the $18 million foreign exchange gain recognized in the quarter compared to $67 million in unrealized translation gains in 2009.

•
Capital expenditures for the purchase of property, plant and equipment were $36 million in the third quarter, an increase of $22 million over the same period in 2009. Capital spending for the third quarter of 2010 included $7 million on expansionary capital initiatives and $29 million on the maintenance and upgrade of existing assets.

•
Average revenue per utilization day for contract drilling rigs decreased in the third quarter of 2010 to US$18,914 from the prior year third quarter of US$22,497 in the United States and decreased in Canada from $18,195 in the third quarter of 2009 to $15,686 for the third quarter of 2010. The decrease in revenue rates for the third quarter in the United States reflects the greater proportion of rigs working under well-to-well contracts compared to the prior year and idle but contracted revenue in 2009. In the United States, for the third quarter of 2010, 57% of Precision’s working rigs were working under contract compared to 82% in the 2009 comparative period. These figures also include US$1 million in revenue generated from idle but contracted rigs associated with term customer contracts, a reduction of US$8 million compared to the prior year third quarter. Turnkey revenue for the third quarter of 2010 was US$15 million generated from 183 utilization days compared with US$6 million from 117 days in 2009. In Canada, contract drilling rates are down from the prior year comparative period due to a higher proportion of rig activity being derived from the competitive spot market and the receipt of idle but contracted revenue in 2009 of $9 million compared to $2 million in the current year. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $595 in the third quarter of 2010 compared to $614 in the third quarter of 2009.

4    M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

•
Average operating costs per day for drilling rigs decreased in the third quarter of 2010 to US$12,395 from the prior year third quarter of US$12,692 in the United States and from $8,802 to $8,303 in Canada. The cost decrease in Canada was primarily due to rig mix with a higher percentage of spot market work for the double and single rigs which are lower cost rigs. In the United States, the decrease was due to lower labour costs and lower ad valorem taxes partially offset by higher repairs and maintenance as drilling rigs are put back into service. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs were $434 in the third quarter of 2010 as compared to $438 in the third quarter of 2009.

Summary for the nine months ended September 30, 2010:

•	Revenue was $994 million, an increase of $83 million or 9% from the prior year due to higher activity in both of Precision’s business segments.

•	Operating earnings were $158 million, a decrease of $54 million or 26% from 2009. Operating earnings were 16% of revenue, compared to 23% in 2009.

•
Capital expenditures for the purchase of property, plant and equipment were $65 million in 2010, a decrease of $114 million over the same period in 2009, and included $14 million on expansionary capital initiatives and $51 million on the maintenance and upgrade of existing assets. During the first nine months of 2009, 16 newly-built Super Series drilling rigs were added to the fleet under long-term customer contracts, seven in Canada and nine in the United States.

•
Financial charges were $103 million, a decrease of $10 million from the prior year, as reduced interest charges were offset by increased amortization of deferred financing costs from the repayment of debt. Total debt has been reduced by $104 million year to date in 2010.

•
During the first nine months of the year Precision recorded a foreign exchange gain of $12 million compared to a $105 million gain in 2009. A significant component of these results relates to the translation of Precision’s U.S. dollar denominated credit facilities.

•	General and administrative costs were $73 million which was in-line with the prior year.

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OUTLOOK
Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue for the Corporation. Precision expects to have an average of approximately 96 rigs committed under term contracts in North America in the fourth quarter of 2010 and an average of 82 rigs contracted for the first quarter of 2011. In Canada, term contracted rigs generate from 200 to 250 utilization days per rig year due to the seasonal nature of well access whereas in the United States they generate about 350 utilization days per rig year in most regions.

For all of 2010, Precision expects to have an average of approximately 88 rigs under term contract, of which 49 are rigs contracted in the United States, 37 in Canada and two in Mexico. For 2011, based on the current position, Precision expects to have an average of 32 rigs in Canada under term contract, 31 in the United States and two in Mexico, for an average of 65 for the full year. Since July 22, 2010, Precision added five term contracts for new build Super Series rigs expected to go to work in 2010 and 2011.

Capital expenditures are expected to be approximately $218 million for 2010, with approximately $144 million for upgrade and maintenance capital to existing equipment fleets and $74 million for expansion capital. Capital expenditures for North American and international rig tier improvements are included in upgrade capital. The expansion capital program includes nine new build Super Series rigs and additional rental and water treatment equipment.

The first nine months of 2010 experienced substantially higher drilling activity in Canada than the prior year and United States drilling activity continues to make improvements. The demand for energy is rising as the global economies are starting to improve and move out of the bottom of the recession. There is also increased liquidity in the capital markets as well as higher oil commodity prices which is providing some of Precision’s customers’ liquidity to increase drilling programs. The drilling sector in both Canada and the United States is experiencing a period of year-over-year improvements in utilization. According to industry sources, as at October 15, 2010, the United States active land drilling rig count was up about 64% from the same period in the prior year while the Canadian drilling rig count had increased about 69%. Even with the year-over-year improvements in rig utilization, there has been virtually no change in spot market dayrates charged to customers in Canada, and only modest improvements in dayrates in the United States. Future improvements in dayrates are expected in Canada as we move into 2011 and United States rates are expected to continue to modestly improve.

Due to the increased demand for drilling rigs, Precision is experiencing increased demand for rig personnel. On October 1, 2010 a wage increase to Canadian rig based personnel went into effect. Precision is also seeing this increase in demand for rig personnel in the United States and a near-term wage increase in the United States is a possibility. Precision expects to recoup the majority of these wage increases, if implemented, through higher dayrates to our customers.

Natural gas production in the United States has remained strong despite reduced drilling activity over the last two years. United States natural gas storage levels are currently near the upper range of the five-year average but slightly below storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and natural gas liquids drilling in areas like the Cardium, Bakken and Eagle Ford have been strong and the United States oil rig count as at October 15, 2010 is 125% higher than it was a year ago. Precision has more equipment working in oil related plays than at any time in the last 20 years; however, approximately 40% of Precision’s current active rig count are drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels. To date, there has been little change in customers’ natural gas drilling plans. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in gas directed drilling would continue to be offset by increases in oil and natural gas liquids rich drilling.

Despite near term challenges, the future of the global oil and gas industry remains promising. For Precision, 2010 represents an opportunity to demonstrate our value to customers through delivery of High Performance High Value services that deliver low customer well costs and strong margins to Precision.

Beginning January 1, 2011, Precision will be reporting its financial statements under International Financial Reporting Standards (“IFRS”) and future financial statements will be required to be prepared in compliance with IFRS as if Precision had always followed these standards. Certain first time adoption elections may be made which will impact the opening balance sheet amounts and certain of those key first-time elections are discussed later in this report under the section “Transition to International Financial Reporting Standards (IFRS).”

6    M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments. The Contract Drilling Services segment includes the drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental, and wastewater treatment divisions.

	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars)	2010	2009	% Change	2010	2009	% Change

Revenue:
Contract Drilling Services	$305,813	$216,391	41.3	$845,515	$791,496	6.8
Completion and
Production Services	55,209	38,738	42.5	156,239	127,303	22.7
Inter-segment eliminations	(1,870)	(1,792)	4.4	(7,638)	(7,420)	2.9
	$359,152	$253,337	41.8	$994,116	$911,379	9.1

EBITDA(1)
Contract Drilling Services	$105,806	$86,094	22.9	$279,565	$308,543	(9.4)
Completion and
Production Services	15,584	8,250	88.9	36,901	29,816	23.8
Corporate and other	(8,793)	(8,605)	2.2	(26,472)	(23,973)	10.4
	$112,597	$85,739	31.3	$289,994	$314,386	(7.8)

(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N    7

(stated in thousands of Canadian dollars,	Three months ended September 30,					Nine months ended September 30,
except where noted)	2010		2009		% Change	2010		2009		% Change

Revenue		$305,813		$216,391	41.3		$845,515		$791,496	6.8
Expenses:
Operating		186,883		117,200	59.5		525,716		439,513	19.6
General and administrative		13,124		13,097	0.2		40,234		43,440	(7.4)
EBITDA(1)		105,806		86,094	22.9		279,565		308,543	(9.4)
Depreciation		40,509		25,610	58.2		112,562		87,007	29.4
Operating earnings(1)		$65,297		$60,484	8.0		$167,003		$221,536	(24.6)

Operating earnings as
a percentage of revenue		21.4%		28.0%			19.8%		28.0%
Drilling rig revenue per
utilization day in Canada(2)		$15,686		$18,177	(13.7)		$15,681		$18,384	(14.7)
Drilling rig revenue per utilization
day in the United States(2)	US$	18,914	US$	22,497	(15.9)	US$	18,792	US$	24,344	(22.8)

(1)	Non-GAAP measure. See “NON-GAAP MEASURES”.
(2)	Includes revenue from idle but contracted rig days and lump sum payouts.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)

Number of drilling rigs (end of period)	202	805	226	865
Drilling rig operating days (spud to release)	6,816	29,575	4,232	16,406
Drilling rig operating day utilization	37%	40%	20%	21%
Number of wells drilled	820	3,178	584	2,004
Average days per well	8.3	9.3	7.2	8.2
Number of metres drilled (000s)	1,288	5,422	891	3,046
Average metres per well	1,571	1,706	1,525	1,520
Average metres per day	189	183	210	186

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)

Number of drilling rigs (end of period)	202	805	226	865
Drilling rig operating days (spud to release)	19,315	82,941	13,103	53,017
Drilling rig operating day utilization	35%	38%	21%	22%
Number of wells drilled	2,077	7,902	1,666	5,909
Average days per well	9.3	10.5	7.9	9.0
Number of metres drilled (000s)	3,457	13,757	2,487	8,482
Average metres per well	1,665	1,741	1,493	1,435
Average metres per day	179	166	190	160

(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2010		2009
	Precision	Industry(2)	Precision	Industry(2)

Average number of active land rigs for quarters ended:
March 31	78	1,297	82	1,287
June 30	88	1,464	50	885
September 30	93	1,603	53	936
Year to date average	86	1,463	61	1,036

(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

8    M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Contract Drilling Services segment revenue for the third quarter of 2010 increased by 41% to $306 million and EBITDA increased by 23% to $106 million compared to the same period in 2009. The increase in revenue and EBITDA was due to the higher drilling rig activity in both Canada and the United States.

Activity in North America was impacted by increased customer demand due to the improvement in global oil prices; this was offset by wet weather conditions in western Canada restricting drilling rig mobility. Drilling rig revenue per utilization day in Canada was down 14% over the prior year as a result of increased activity in the competitive spot market. During the quarter, 32% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 42% in 2009 while in the United States 57% of utilization days were generated from rigs under term contract compared with 82% in 2009. The majority of the additional activity was associated with oil related plays. As at the end of the quarter in the United States, there were 59 drilling rigs working under term contracts and 36 in Canada.

Drilling rig utilization days (spud to rig release plus move days) in Canada during the third quarter of 2010 were 7,557, an increase of 62% compared to 4,653 in 2009. Drilling rig activity for Precision in the United States was 76% higher than the same quarter of 2009 due to the recovery of drilling rig activity which began in the third quarter of 2009. Precision had two rigs working in Mexico during both periods. Precision’s camp and catering division benefited from the start up of a 500 man base camp in Canada that is expected to be contracted through the end of 2010.

Contract Drilling Services operating costs were 61% of revenue for the quarter compared to 54% for the prior year quarter. The increase was primarily associated with the lower rig rates received in the spot market. On a per day basis, operating costs for the drilling rig division in Canada were 6% lower than the prior year quarter due to the differences in rig mix as 2010 had a higher proportion of days from single and double rigs which typically require less ancillary equipment. Operating costs for the quarter in the United States on a per day basis were down from the comparable period in 2009 due to lower labour costs and lower ad valorem taxes partially offset by higher repairs and maintenance, as drilling rigs are put back into service.

Quarterly depreciation in the Contract Drilling Services segment increased 58% from the prior year due to the increase in activity in both Canada and the United States. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

P R E C I S I O N    D R I L L I N G    C O R P O R AT I O N    9

(stated in thousands of Canadian dollars,	Three months ended September 30,			Nine months ended September 30,
except where noted)	2010	2009	% Change	2010	2009	% Change

Revenue	$55,209	$38,738	42.5	$156,239	$127,303	22.7
Expenses:
Operating	37,452	27,790	34.8	112,928	90,318	25.0
General and administrative	2,173	2,698	(19.5)	6,410	7,169	(10.6)
EBITDA(1)	15,584	8,250	88.9	36,901	29,816	23.8
Depreciation	5,611	3,714	51.1	16,164	12,405	30.3
Operating earnings(1)	$9,973	$4,536	119.9	$20,737	$17,411	19.1
Operating earnings as
a percentage of revenue	18.1%	11.7%		13.3%	13.7%
Well servicing statistics:
Number of service rigs
(end of period)	200	229	(12.7)	200	229	(12.7)
Service rig operating hours	70,265	49,581	41.7	195,277	147,253	32.6
Service rig operating
hour utilization	38%	24%		31%	24%
Service rig revenue per
operating hour	$595	$614	(3.1)	$608	$664	(8.4)
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

10    M A N A G E M E N T ’ S    D I S C U S S I O N    A N D    A N A LY S I S

Completion and Production Services segment revenue for the third quarter increased by 43% from 2009 to $55 million and EBITDA increased by 89% to $16 million. The increase in revenue was attributed to an increase in operating hours and the increase in EBITDA was the result of higher activity along with a decrease in variable costs.

Service rig activity increased 42% from the prior year period, with the service rig fleet generating 70,265 operating hours in the third quarter of 2010 compared with 49,581 hours in the prior year quarter for utilization of 38% and 24%, respectively. The increase was a result of higher service rig demand for completions of new wells along with production maintenance of existing wells, both with an emphasis on oil wells. New well completions accounted for 26% of service rig operating hours in the third quarter compared to 23% in the same quarter in 2009.

Average service revenue decreased $19 per operating hour to $595 from the prior year period due to the impact of wage reductions implemented in late 2009 that were passed along to customers.

Operating costs as a percentage of revenue decreased to 68% in the third quarter of 2010 from 72% in the same period of 2009 as lower variable operating expenses and fixed costs spread over a higher activity base were offset by lower revenue rates in the service rig division. Operating costs per service rig operating hour have decreased over the comparable period in 2009 due primarily to lower wages, partially offset by higher repair and maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the third quarter of 2010 was 51% higher than the prior year due to higher equipment utilization.

SEGMENT REVIEW OF CORPORATE AND OTHER
Corporate and other expenses for the third quarter of 2010 was in-line with the prior year comparative period at $9 million.

OTHER ITEMS
Net financial charges were $22 million for the third quarter of 2010 which was down from $8 million when compared to the prior year quarter. The decrease was attributable to the significant reduction in long-term debt achieved by Precision.

The Corporation had a foreign exchange gain of $18 million during the third quarter of 2010 due to the strengthening of the Canadian dollar versus the United States dollar, as the majority of the Corporation’s credit facilities are denominated in United States dollars.

Precision’s effective tax rate on earnings before income taxes for the first nine months of 2010 was 15% compared to 9% for the same period in 2009. The higher effective tax rate for 2010 is primarily the result of withholding, capital and state taxes incurred in a period of lower pretax earnings and foreign exchange gains offset by income taxed at lower rates.

LIQUIDITY AND CAPITAL RESOURCES
In June 2010, Precision converted to a corporation pursuant to a Plan of Arrangement under the Business Corporations Act of Alberta. Precision obtained approval for the conversion from its unitholders in conjunction with its 2010 Annual and Special Meeting of Unitholders held on May 11, 2010. An information circular and proxy statement was mailed to unitholders in connection with the meeting.

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

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Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new rig build programs require 2 – 5 year term contracts in order to mitigate capital recovery risk. To capitalize on market opportunities Precision increased its anticipated capital expenditures by $29 million to a total of $218 million for 2010.

In managing foreign exchange risk, Precision endeavours to align the currency of the majority of its debt obligations and capital expenditures with the currency of the supporting operating cash flows. Interest rate risk is partially managed through hedging activities and by reducing debt.

During the third quarter of 2010 Precision used $98 million in operating cash inflow to fund a $30 million increase in non-cash working capital, $31 million in net capital spending and $13 million in long-term debt reduction. Liquidity remains sufficient as Precision had a cash balance of $209 million and the US$410 million revolver in its senior secured credit facility (“Secured Facility”) remains undrawn except for US$25 million in outstanding letters of credit as at September 30, 2010. In addition to the Secured Facility, Precision has available $40 million in operating facilities (net of letters of credit of $1 million) which is used for working capital management. During the current quarter, working capital increased by $49 million over the second quarter of 2010 to $392 million.

As at September 30, 2010, the Corporation was in compliance with the covenants under the Secured Facility. Precision expects to remain in compliance with financial covenants under its Secured Facility and have complete access to credit lines during 2010. The Secured Facility contains customary covenants including three financial covenants: a leverage ratio; interest coverage ratio; and fixed charge coverage ratio.

The current blended cash interest cost of Precision’s debt is approximately 7.0% . Precision has repaid $104 million in debt during 2010 and may consider further voluntary long-term debt reduction or refinancing as industry fundamentals stabilize and operating cash flow forecasts become clearer. As at September 30, 2010, approximately $598 million was outstanding under the Secured Facility and $175 million was outstanding under the unsecured facility.

On June 30, 2010, the Corporation amended the terms of the Secured Facility to lower the LIBOR floor for the Term Loan B facility to 1.75% from 3.25% and lower the LIBOR interest rate margin on existing loans under the Term Loan B facility to 5.0% from an average interest rate margin of 6.45% . The Secured Facility was also amended to provide for the payment in certain circumstances by the Corporation to lenders under the Term Loan B facility of a fee equal to 1.0% of the aggregate principal amount of loans subsequently prepaid or re-priced under the Term Loan B facility on or prior to September 30, 2011. In connection with the amendments to the Secured Facility, non-consenting holders of US$74 million in loans under the Term Loan B facility were repaid by the Corporation with cash on hand.

During the second quarter of 2010, Precision amended the terms of the Secured Facility to increase the size of the revolving credit facility to US$410 million from US$260 million. In addition, a subsidiary of Precision arranged a new secured operating facility in the amount of US$15 million with a U.S. bank. Advances under this facility are at the bank’s prime lending rate.

During the first quarter of 2010, Precision amended certain covenants and terms contained in the Secured Facility. These amendments included an increase in the leverage ratio test from 3.00:1 to 3.50:1 through December 31, 2011, a decrease in the interest coverage ratio test from 3.00:1 to 2.75:1 through December 31, 2011 and the removal of the restrictions on expansion related capital expenditures (limitations on total capital expenditures remained unchanged).

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QUARTERLY FINANCIAL SUMMARY
(stated in thousands of Canadian dollars, except per share/unit amounts)
	2009		2010
Quarters ended	December 31	March 31	June 30	September 30

Revenue	$286,067	$373,136	$261,828	$359,152
EBITDA(1)	92,615	118,403	58,994	112,597
Net earnings (loss):	(24,885)	62,017	(66,547)	61,078
Per basic share/unit	(0.09)	0.23	(0.24)	0.22
Per diluted share/unit	(0.09)	0.22	(0.24)	0.21
Cash provided by operations	70,631	20,624	142,004	67,575
Distributions – declared	$–	$–	$–	$–
	2008		2009
Quarters ended	December 31	March 31	June 30	September 30

Revenue	$335,049	$448,445	$209,597	$253,337
EBITDA(1)	134,795	169,387	59,260	85,739
Net earnings:	92,376	57,417	57,475	71,696
Per basic share/unit	0.67	0.30	0.23	0.26
Per diluted share/unit	0.66	0.28	0.22	0.25
Cash provided by operations	82,904	201,596	212,554	19,948
Distributions – declared	$77,551	$6,408	$–	$–
(1) Non-GAAP measure. See “NON-GAAP MEASURES”.

NON-GAAP MEASURES
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believes these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.

EBITDA
Management believes that in addition to net earnings, EBITDA, as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested or how depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings, to EBITDA.

	Three months ended September 30,		Nine months ended September 30,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

EBITDA	$112,597	$85,739	$289,994	$314,386
Add (deduct):
Depreciation and amortization	(47,300)	(30,378)	(132,288)	(102,549)
Foreign exchange	18,003	63,486	11,670	105,055
Finance charges	(21,848)	(29,396)	(102,819)	(112,947)
Income taxes	(374)	(17,755)	(10,009)	(17,357)
Net earnings	$61,078	$71,696	$56,548	$186,588

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Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

The following table provides a reconciliation of net earnings under GAAP, as disclosed in the Consolidated Statement of Earnings and Retained Earnings, to operating earnings.

	Three months ended September 30,		Nine months ended September 30,
(stated in thousands of Canadian dollars)	2010	2009	2010	2009

Operating earnings	$65,297	$55,361	$157,706	$211,837
Add (deduct):
Foreign exchange	18,003	63,486	11,670	105,055
Finance charges	(21,848)	(29,396)	(102,819)	(112,947)
Income taxes	(374)	(17,755)	(10,009)	(17,357)
Net earnings	$61,078	$71,696	$56,548	$186,588

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Precision is required to report its financial results in accordance with IFRS from January 1, 2011, the changeover date set by the Canadian Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year will be required on the effective date.

Precision’s IFRS project is on schedule and progressing well. Precision’s IFRS project team and management continue to liaise with the external auditors and key stakeholders in the company to enable timely and smooth transition to IFRS in 2011.

With respect to the key areas identified in previous reports, the following is a summary of additional progress:

IFRS 1 – First Time Adoption
IFRS 1 – First Time Adoption of IFRS – provides one-time accounting choices in the form of mandatory and optional exemptions.

Precision has identified the preferred IFRS 1 elections and calculated the potential impact of the elections on its financial statements.

Precision intends to restate its December 2008 acquisition of Grey Wolf under the principles outlined in IFRS 3 – Business Combinations. This is expected to reduce goodwill on Precision’s balance sheet by the amount of goodwill recorded on acquisition of US$456 million with an equivalent reduction in shareholder’s capital. The difference arises in the accounting for the purchase consideration under IFRS versus Canadian GAAP. Under Canadian GAAP purchase consideration is valued based on Precision’s share price on the date at which the acquisition was announced and under IFRS it is valued based on the share price on the date at which the acquisition closed.

In accordance with the guidance in IFRS 1, upon implementation of IFRS, Precision intends to record certain larger drilling rigs located in the United States at fair value as the deemed cost. Precision’s project team and management are currently in the process of obtaining valuations for the selected rigs. It is anticipated that the one-time adjustment to the carrying value of these rigs to bring them to their fair value at the time of initial adoption of IFRS is a reduction of carrying value in the range of $125 million to $175 million. The offsetting entry will be recorded in retained earnings. The adjustment to the carrying value is subject to finalization of the valuation estimate and review by Precision’s auditor.

Precision has rebuilt historical records as if it had always followed IFRS principles except for those drilling rigs identified in the preceding paragraph. As a result of rebuilding Precision’s historical records, there is expected to be a reduction in the opening IFRS net book value for property, plant and equipment of approximately $115 million. The offsetting entry will be recorded in retained earnings as required under IFRS 1.

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Capital Assets
Precision’s IFRS project team has analyzed the potential impact of component accounting on Precision’s financial statements. Based on the data collected by the IFRS team in 2010, it is anticipated that upon adoption of IFRS, annual depreciation and amortization expense will increase by 20% to 30%. This is primarily due to the componentization of drilling rigs into three categories. The additional two categories are meant to better reflect the shorter useful lives of specific assets on the rig.

Upon transition to IFRS, Precision will be required to capitalize borrowing costs on capital projects that take a substantial amount of time to complete. Precision is contemplating capitalizing borrowing costs for projects that take longer than 12 months to complete. This is not expected to have a significant impact on Precision’s financial statements.

Internal controls over financial reporting of the Capital and Asset Management process have been reviewed by Precision’s IFRS project team. Internal controls under IFRS are expected to remain similar to the controls under Canadian GAAP with the exception of management reports that have been redesigned for transition to IFRS.

Precision’s procedures for property, plant and equipment accounting have been revised to reflect changes as a result of transition to IFRS. Precision’s budget preparation procedures have also been revised to incorporate the changes resulting from differing treatment of capital and expense items under International Accounting Standards 16, Property, Plant and Equipment.

Precision’s IFRS project team has analyzed a number of options for an idle asset depreciation policy and is presently discussing a preferred alternative with senior management.

Financial Statement Disclosure
Sample financial statements were drafted and reviewed by management in the second quarter 2010. In the fourth quarter 2010, management and Precision’s IFRS project team intend to further refine the sample financial statements to enable efficient and timely preparation of the first set of fully compliant IFRS statements for the first quarter 2011.

Income Taxes
Precision’s Income Tax team continues to work on analyzing and implementing the requirements of IAS 12 Income Taxes.

Impairments
Precision continues to refine its IFRS Impairment test model by testing and reviewing the assumptions used in the model.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, to allow timely decisions regarding required disclosure.

As of September 30, 2010 an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at September 30, 2010.

During the quarter ended September 30, 2010 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: global demand for energy is rising; customer demand for oil and natural gas liquids drilling; active rig counts remaining stable or increasing; the rig count and utilization will continue to increase; increased liquidity in capital markets and higher oil commodity prices provide liquidity for customers to increase drilling programs; United States activity levels will continue to improve with oil and gas liquids rich activity leading the way; North American drilling activity levels will be higher in the fourth quarter of 2010 and, in Canada, during the 2011 winter drilling season; amount, timing, and allocation of capital expenditures; the potential for further reduction in natural gas drilling and related activity; the outcome of discussions regarding potential new build opportunities for rigs; the marketability of upgraded rigs; market dayrates will continue to improve; the deployment of new-rig builds and the location thereof; Precision’s financial flexibility; Precision’s expansion of drilling, directional drilling and international presence; demand for rig personnel and possibility of wage increases offset by higher dayrates; the potential impacts of Precision’s transition to IFRS; the effectiveness of Precision’s risk management efforts; Precision’s continued compliance with its financial covenants and ability to access its credit lines; possibility of further voluntary long-term debt reduction or refinancing; the number of rigs under term contract and the trend to move to spot market dayrates upon expiry; a reduction in gas directed drilling would be offset by an increase in oil and gas liquids rich drilling; and dayrate levels.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

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